

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

<u>Via E-mail</u>
Mr. C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re:** **Tata Motors Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed July 28, 2011**
> **File No. 001-32294**

Dear Mr. Ramakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2011</u>

<u>General</u>

1. You state on page 23 that you market your commercial and passenger vehicles in Africa and the Middle East, regions that include Sudan, Syria, and Iran. Further, it appears from the website of Tata Daewoo that it has a distributor in Syria. We are also aware of a news report indicating the interest of the Cuban government in importing Tata Nano cars. Please tell us about your contacts with Cuba, Iran, Sudan, and Syria since your letters to us dated May 21, 2008 and July 22, 2008. As you know, those countries are identified as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, distributors, dealers, or other direct or indirect arrangements,

since your referenced letters to us. Your response should describe any products, equipment, components, technology, and services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, or Syria.

Item 7. Major Shareholders and Related Party Transactions, page 77

Item 7.B. Related Party Transactions, page 78

3. We note your disclosure that for a description of your related party transactions, refer to Note 40 of your Consolidated Financial Statements. In future filings, please expand your disclosure here to provide the information requested in Item 7.B. of Form 20-F, rather than just referring to the notes to your financial statements.

Item 10. Additional Information, page 82

C. Material Contracts, page 88

4. We note that you refer to exhibits for descriptions of material contracts. Please confirm that in future filings you will revise to expand your disclosure here to include a summary of each material contract, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group. Refer to Item 10.C. of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via e-mail</u>
        Mr. H.K. Sethna